July 12, 2023

Ms. Christina DiAngelo-Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Arrow ETF Trust – Arrow Dow Jones Global Yield ETF

Dear Ms. DiAngelo-Fettig:

On April 25, 2023, you provided oral comments regarding various financial-related filings made by the Arrow Dow Jones Global Yield ETF (the “ETF”), and those comments were supplemented by email. The Fund is a series of Arrow ETF Trust (the “Registrant”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1(a): The auditor of the Fund’s financial statements cited a material weakness involving internal controls. Supplementally provide the names of the specific securities involved, the timeline of events, the controls or processes at issue, and the status of any required reimbursement or any NAV corrections.

Response: The requested information has been provided to you supplementally.

Comment 1(b): Explain the impact of the material weakness on all reporting forms, i.e., the Form N-CSR, Form N-PORT, Semi-Annual and Annual Reports.

Response: The ETF’s semi-annual report filed on Form N-CSR and Forms N-PORT filed during the period included incorrect values in the schedules of investments, however the errors were immaterial to the ETF’s NAV. All other reports were correct.

Comment 1 (c): Disclose whether there should be any disclosure of the material weakness in Form N-CSR, Item 11. Confirm compliance with Rule 2a-5(b)(1)(ii) under the Investment Company Act of 1940 to promptly notify the Board. Should there have been any disclosures in Item 11(b) related to any changes in internal control over financial reporting that occurred during the period covered by the report?

Response: The Registrant believes that disclosure of the material weakness in item 11 was not appropriate because the weakness was addressed prior to signing the certifications. Management promptly notified the Board members upon learning that the auditor had concluded that the valuation issues constituted a material weakness. The enhancements made to internal controls were implemented after

JoAnn.Strasser@ThompsonHine.com	Fax: 614.469.3361	Phone: 614.469.3265	4888-2416-0863

Christina DiAngelo Fettig July 12, 2023 Page 2

 the end of the reporting period, and were of a nature that will not “materially affect” the Registrant’s internal control over financial reporting, and therefore not responsive to Item 11(b).

Comment 2: The audit opinion is dated past the 60-day period of Rule 30e-1(d). Please explain why the opinion was late.

Response: The opinion was late due to efforts by the auditor and management to resolve the pricing differences on the 2 foreign securities and a delay in delivering management representation letters. The pricing differences were resolved to the auditor’s satisfaction, and the adjustments had no impact on NAV.

Comment 3: The EDGAR version of the audit opinion has two firm logos (BBD and Cohen & Company, Ltd.). Please explain why and whether a corrective filing is warranted.

Response: The officers of the Registrant confirmed that all drafts of the report they reviewed included only the Cohen logo, and the printed version provided to shareholders were correct. The Registrant believes the error could have occurred during the process of the conversion to the EDGAR format. Because the printed version was correct, the Registrant does not believe that a corrective filing is warranted.

Comment 4: It appears that all required items as a result of the change in accountants were addressed. Consistent with the Dear CFO letter from 1998, please confirm the Registrant will include a consent from both the current and former accountant with the next post-effective amendment annual update for each series of the Trust.

Response: The Registrant intends to obtain include a consent from both the current and former accountant with the next post-effective amendment annual update for each series of the Trust.

Comment 5: In Form N-CEN, Item C.3.c. was checked. This does not appear applicable because the Item refers to funds that are providing 2x or inverse index returns. Please confirm whether C.3.c. is applicable.

Response: The Registrant agrees that this was an error and will correct in the next N-CEN.

Comment 6: With respect to footnote A to the Schedule of Investments, please revise the disclosure in accordance with Reg. S-X, Article 12.12, footnote 19 to indicate that the value of the security has been determined “using significant unobservable inputs”, rather than in good faith under policies of the board.

Response: The Registrant will make this change in future filings.

Comment 7: Because this is a unitary fee fund, please confirm that the Adviser is current on all payments to service providers.

Response: Registrant confirms the Adviser is current on all payments to Fund service providers.

Christina DiAngelo Fettig July 12, 2023 Page 3

Comment 8: The financial highlights indicate a return of capital in fiscal years 2021, 2020, and 2019, but no return of capital in fiscal years 2022 or 2023. In addition, the Fund’s website provides 19a notices that included return of capital in 2023. Please reconcile.

Response: After the completion of the fiscal year, the Registrant determined that none of the 2022 or 2023 distributions included any return of capital. The information in the 19a is based on information available at the time of the distribution, not on estimates or the anticipated results for the entire fiscal year. As a result, the 19a notices, while accurate at the time, can include estimated return of capital.

Comment 9: The description of REITs discloses that a portion of their distributions may be characterized as return of capital or capital gain. Please provide similar disclosure in the section related to MLPs.

Response: The Registrant will make this change in future filings.

Comment 10: The Staff notes that the current fidelity bond has not been filed. Please bring the filing up-to-date and confirm that the bond will be filed timely in the future.

Response: The bond was filed on May 1, 2023. The Registrant has requested that the broker deliver the bond to the Registrant and the Registrant’s administrator to ensure the bond is filed timely in the future.

Comment 11: Please note that Form N-CSR was revised to include Item 4(i) and 4(j). While the Staff recognizes that these items are generally not applicable to open-end funds, the items should be included in the Form with a notation of N/A. Please confirm this will be added in future filings.

Response: The Registrant’s administrator has confirmed that Items 4(i) and 4(j) have been added to the template and will be included in the next filing.

Comment 12: Item C.7.e. of Form N-CEN was checked, indicating that the registrant relied on Rule 17a-7. Please confirm whether this was correct and if the Registrant relied on Rule 17a-7, please address the missing disclosure in the footnotes.

Response: The Registrant has confirmed that it did not rely on Rule 17a-7 during the reporting period, and the Registrant’s treasurer will ensure that this is corrected in the next filing.

If you have any questions or additional comments, please call me (614) 469-3265.

Very truly yours,

/s/

JoAnn M. Strasser